Exhibit (a)(1)(B)

OFFER TO PURCHASE

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

200 EAST RANDOLPH DRIVE

CHICAGO, ILLINOIS 60601

OFFER TO PURCHASE UP TO $25 MILLION

OF SHARES OF OUTSTANDING COMMON STOCK

AT JUNE 30, 2012 NET ASSET VALUE PER SHARE

THE EXPIRATION TIME OF THE OFFER IS 12:00 MIDNIGHT, EASTERN TIME ON THURSDAY, SEPTEMBER 13, 2012, UNLESS EXTENDED.

Dear Stockholder:

Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal attached to this Offer to Purchase as Exhibit A (the “Letter of Transmittal”) up to $25 million (or approximately 442,478 shares) of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Shares” or “Common Stock”), at $56.50 per Share, which equals the per share net asset value (“NAV”) of the Company as of June 30, 2012. This Offer to Purchase and the Letter of Transmittal shall constitute the “Offer.”

Unless extended, the Offer will expire at 12:00 midnight, Eastern Time, on Thursday, September 13, 2012. You may tender all or a portion of your Shares.

Stockholders desiring to tender all or any portion of their Shares for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below.

Neither the Company nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender their Shares. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Company. This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction nor upon the accuracy or adequacy of the information contained or incorporated by reference in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Telephone (855) 652-0277, Attention: Stockholder Services.

August 15, 2012	JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

SUMMARY TERM SHEET

Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Jones Lang LaSalle Income Property Trust, Inc.

We are providing this summary term sheet for your convenience. This summary term sheet highlights material terms of the Offer in question and answer format, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase, the related Letter of Transmittal and the documents incorporated herein by reference because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?

Jones Lang LaSalle Income Property Trust, Inc. is offering to purchase your Shares.

Why is the Company offering to purchase my Shares?

We are a Maryland corporation and were incorporated on May 28, 2004 under the name Excelsior LaSalle Property Fund, Inc. On November 14, 2011, we changed our name to Jones Lang LaSalle Income Property Trust, Inc. We were formed to acquire and manage a portfolio of real estate investments that is diversified both by property sector and geographic market. Through a series of private placements, we sold Shares to accredited investors within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Our Shares are not, and are not expected to be, listed for trading on any securities exchange or over-the-counter market. As a result, consistent with our past practice, we have decided to provide limited liquidity for stockholders by offering to purchase Shares through a tender offer.

We have filed a preliminary registration statement on Form S-11 (SEC File No. 333-177963) (the “Registration Statement”), pursuant to which, if declared effective by the SEC, we would commence a public offering (the “Proposed Offering”) of shares of two new classes of common stock designated as Class A common stock (the “Class A Shares”) and Class M common stock (the “Class M Shares”). In connection with the Proposed Offering, we intend to maintain a share repurchase plan applicable to the two new classes of shares that will have less restrictive limitations than our existing share repurchase program, which has been inactive since December 2008. The new share repurchase plan will allow holders of shares of either of the two new classes of stock to have their shares repurchased on a daily basis at a price based on that day’s NAV per share, subject to certain limitations. Shares held by you following the Offer would convert into Class M shares one year after the date the Registration Statement has been declared effective by the SEC, and, as a result, would become eligible for repurchase under the new share repurchase plan one year after they have converted to the Class M shares or sooner upon death or disability. As a result, the Proposed Offering generally will not result in any additional liquidity for our current stockholders until at least two years after the Registration Statement has been declared effective by the SEC. Accordingly, we are making this Offer to provide additional liquidity to our current stockholders prior to the Proposed Offering. See “The Offer—Purpose of the Offer.”

How much Common Stock will the Company purchase?

Subject to the terms and conditions of the Offer, we will either purchase up to $25 million of Shares (or approximately 447,478 Shares) or, if a lesser number of Shares is validly tendered, all Shares that are validly tendered and not validly withdrawn. If more than $25 million of Shares (or approximately 442,478 Shares) are surrendered (or “tendered”) by stockholders in response to the Offer, we will in our sole discretion either: (i) accept Shares tendered and not withdrawn on or before the expiration time for payment on a pro rata basis based on the aggregate NAV of the tendered Shares; or (ii) subject to available liquidity and board approval, extend the Offer and increase the number of Shares that we are offering to repurchase to an amount we believe is sufficient to accommodate all tendered Shares. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Repurchase and Payment.”

What will be the purchase price for the Shares?

We will pay you $56.50 per Share, which equals our per Share NAV as of June 30, 2012. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Repurchase and Payment.”

How do I tender my Shares?

If you would like us to purchase your Shares or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Attention: Stockholder Services. Please note that Letters of Transmittal delivered via facsimile, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted.

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 12:00 midnight, Eastern Time, on Thursday, September 13, 2012. To the extent you send your Letter of Transmittal by U.S. mail or you have not received confirmation of delivery prior to Thursday, September 13, 2012, we suggest you contact us to confirm our receipt of your Letter of Transmittal by calling Stockholder Services at (855) 652-0277. See “The Offer—Procedures for Tendering Shares.”

When will I receive payment for my Shares?

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the expiration of the Offer. See “The Offer—Repurchase and Payment.”

Am I required to tender all of my Shares?

You may tender all of your Shares, a portion of your Shares defined as a specific dollar amount, or a portion of your Shares above a specified dollar amount. You are able to tender your Shares regardless of when you first purchased your Shares. See “The Offer—Amount of Tenders.”

When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires. The Offer will expire at 12:00 midnight, Eastern Time, on Thursday, September 13, 2012, unless we extend it. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the previously scheduled expiration time. We cannot assure you that the Offer will be extended or, if extended, for how long. See “The Offer—Price; Number of Shares; Expiration Time” and “The Offer—Extension of Tender Period; Termination; Amendments.”

Will I have to pay any fees or commissions if I tender my Shares and they are repurchased by the Company?

No. See “The Offer—Miscellaneous.”

Will there be any tax consequences to me if I tender my Shares?

If your tendered Shares are accepted, you will be treated as either having sold or exchanged such Shares in a taxable transaction or, under certain circumstances, as a having received a distribution with respect to such Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See “The Offer—Certain Federal Income Tax Consequences.”

May I withdraw my tendered Shares?

You may withdraw your tendered Shares at any time prior to the time we accept the tendered Shares for repurchase, which, subject to the terms and conditions of the Offer, is expected to occur promptly after the expiration of the Offer. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this document as Exhibit B and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105 or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Attention: Stockholder Services. Please note that Withdrawal of Tender Letters delivered via facsimile, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal of Tender Letter via U.S. mail or you have not received confirmation of delivery prior to Thursday, September 13, 2012, we suggest you contact us to confirm receipt of your Withdrawal of Tender Letter by calling Stockholder Services at (855) 652-0277. The Withdrawal of Tender Letter must be received before we accept your Shares for repurchase. See “The Offer—Withdrawal Rights.”

How will the Company pay for the Shares?

We intend to use cash on hand to purchase the tendered Shares. See “The Offer—Source and Amount of Funds.”

If I decide not to tender my Shares, how will the Offer affect my Shares?

Stockholders that do not tender their Shares will hold a higher proportionate interest in us. In addition, our aggregate assets will be reduced by the cash used to repurchase the tendered Shares. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline. See “The Offer—Certain Effects of the Offer.”

Are there conditions to the Offer?

Under certain circumstances, we may terminate or amend the Offer or postpone the acceptance of the Shares for payment. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See “The Offer—Conditions of the Offer” and “The Offer—Extension of Tender Period; Termination; Amendments.”

Who should I contact if I need more information?

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to Stockholder Services, P.O. Box 219165, Kansas City, Missouri 64121-9165, Telephone (855) 652-0277.

THE OFFER

1.	Price; Number of Shares; Expiration Time

Subject to the terms and conditions of the Offer, we will purchase up to $25 million (or approximately 442,478 Shares) of our issued and outstanding Shares which are tendered and not withdrawn prior to 12:00 midnight, Eastern Time, on Thursday September 13, 2012 (such time and date being hereinafter called the “Initial Expiration Time”). We reserve the right to extend the Offer. See “The Offer—Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Time or the latest time and date to which the Offer is extended is hereinafter called the “Expiration Time.” The purchase price of the Shares will be $56.50 per Share, which equals our per share NAV as of June 30, 2012.

The Offer is being made to all of our stockholders and is not conditioned upon any minimum number of Shares being tendered. If more than $25 million of Shares are duly tendered prior to the Expiration Time, we will, in our sole discretion, either: (i) accept Shares tendered and not withdrawn on or before the Expiration Time for payment on a pro rata basis based on the aggregate NAV of the tendered Shares; or (ii) subject to available liquidity and board approval, extend the Offer and increase the number of Shares that we are offering to repurchase to an amount we believe is sufficient to accommodate all tendered Shares.

As of August 9, 2012, there were 5,046,315 Shares issued and outstanding and 1,772 stockholders of record. The Shares do not currently trade on any established trading market.

2.	Procedures for Tendering Shares

If you would like us to purchase all or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri 64121-9165, Attention: Stockholder Services. Please note that Letters of Transmittal delivered via facsimile, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. The completed and executed Letter of Transmittal must be received by us before 12:00 midnight, Eastern Standard Time, on the Expiration Time.

To the extent you send your Letter of Transmittal via U.S. mail or you have not received confirmation of delivery prior to the Expiration Time, you should contact us to confirm receipt of your Letter of Transmittal by calling Stockholder Services at (855) 652-0277. The only acceptable methods of delivery of the Letter of Transmittal are those set forth above. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by us, in our sole discretion. We reserve the absolute right to reject any or all tenders determined by us not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Company, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. We shall not be obligated to give notice of any defects or irregularities in tenders, nor shall we incur any liability for failure to give such notice.

3.	Amount of Tenders

Stockholders may tender all of their Shares, a portion of their Shares defined as a specific dollar amount, or a portion of their Shares above a specified dollar amount. A Stockholder will be able to tender his, her or its Shares to us for repurchase regardless of when the Stockholder first purchased such Shares.

4.	Withdrawal Rights

Stockholders may withdraw Shares tendered at any time prior to the Expiration Time. We will not accept any Shares for payment prior to the Expiration Time. Stockholders may also withdraw Shares tendered at any time on or after October 4, 2012, if their Shares have not been accepted for payment prior to that time. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this Offer to Purchase as Exhibit B (the “Withdrawal Letter”) and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery, to Jones Lang LaSalle Income Property Trust, Inc., 430 West 7th Street, Suite 219165, Kansas City, Missouri, 64105, or (iii) U.S. mail, to Jones Lang LaSalle Income Property Trust, Inc., P.O. Box 219165, Kansas City, Missouri, 64121-9165, Attention: Stockholder Services. Please note that Withdrawal of Tender Letters delivered via facsimile, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal Letter via U.S. mail or you have not received confirmation of delivery prior to the Expiration Time, we suggest you contact us to confirm receipt of your Withdrawal Letter by calling Stockholder Services at (855) 652-0277. To be effective, your completed Withdrawal Letter must be received by us prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by us, in our sole discretion. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any withdrawal with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with withdrawals must be cured within such time as we shall determine. Withdrawals will not be deemed to have been made until the defects or irregularities have been cured or waived. We shall not be obligated to give notice of any defects or irregularities in withdrawals, nor shall we incur any liability for failure to give such notice. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Time by following the procedures described in “The Offer—Procedures for Tendering Shares.”

5.	Repurchase and Payment

If we accept your Shares for repurchase, we will pay you $56.50 per Share tendered, which equals our NAV as of June 30, 2012 (the “Valuation Date”) divided by the number of outstanding Shares at the Valuation Date. Stockholders tendering their Shares will remain stockholders with respect to the Shares tendered until such Shares are accepted for repurchase by us. Shares that we do not accept for purchase due to proration, will be returned to the tendering Stockholders at our expense, promptly after the Expiration Time.

We establish our NAV per share of Common Stock on a quarterly basis for the purposes of establishing the price of Shares sold in our private offerings and the repurchase price for Shares purchased in our share repurchase plan. We determine our NAV as of the end of each of the first three quarters of a fiscal year within 45 calendar days following the end of such quarter, and our fourth quarter NAV after the completion of our year-end audit. We calculate our quarterly NAV as follows: (i) the aggregate value of (A) our fair value interests in real estate investments, plus (B) all our other assets, minus (ii) the aggregate fair value of our indebtedness and other outstanding obligations as of the determination date.

To value our real estate investments, our board of directors engaged an independent third-party valuation consultant which retained independent real estate appraisal firms to report directly to the independent valuation consultant and appraise each investment not less than annually beginning one year after our acquisition of the property. Each real estate investment is initially carried at capitalized cost following its acquisition and reviewed quarterly by our advisor for material events at the property or market level that may warrant an adjustment of the valuation. From and after a real estate investment is appraised by the independent appraisal firm, the value of the investment is adjusted to the appraised value. For each of the three quarters following the independent appraisal of a particular investment, our independent valuation consultant determines the value of such investment based on its review and update of the appraisal metrics and any material changes at the property or market level. The independent valuation consultant reports the values of our real estate investments to our board of directors on a quarterly basis. Our independent valuation consultant determines the value of the indebtedness related to each investment based on then-current interest rates and spreads for similar mortgage debt, beginning one year after the acquisition of the encumbered property and on a quarterly basis thereafter.

Our real estate investments are valued by our independent valuation consultant using valuation methods that we believe are typically used by investors for properties that are similar to ours, including capitalization of the property’s net operating income, ten-year discounted cash flow models, and comparison with sales of similar properties. Our independent valuation consultant places primary emphasis on the discounted cash flow model and uses the other approaches to confirm the reasonableness of the discounted cash flow model.

Following the date our Registration Statement is declared effective by the SEC, if ever, we will no longer fair value our mortgage notes payable. As of June 30, 2012, the fair value of our mortgage notes payable was higher than the aggregate carrying amount as of that date. As a result, Share values would be favorably impacted by $3.13 per Share following the date our Registration Statement is declared effective.

The following table presents our NAV per share at the end of each quarter for the last two years:

Quarter Ended	NAV per Share
June 30, 2010	$52.17
September 30, 2010	49.60
December 31, 2010	47.69
March 31, 2011	49.92
June 30, 2011	52.36
September 30, 2011	53.60
December 31, 2011	54.81
March 31, 2012	55.27
June 30, 2012	56.50

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the Expiration Time. The payment of the repurchase price for the Shares tendered will be made by transfer of the funds to the tendering stockholder’s account via wire transfer or sent to the stockholder in the form of a check via U.S. mail.

If more than $25 million of Shares are duly tendered prior the Expiration Time and proration is required as described under “The Offer—Price; Number of Shares; Expiration Time,” we will not pay for any Shares tendered until after the final proration has been completed. We will announce the final results of proration promptly following the Expiration Time.

We will pay all transfer taxes, if any, payable on the transfer to us of the Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered stockholder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

6.	Conditions of the Offer

We shall not be required to accept for payment or pay for any of the Shares tendered, may terminate or amend the Offer or may postpone the acceptance for payment of, or payment for, the Shares tendered if, (i) in the reasonable judgment of our board of directors, such purchases would impair our status as a REIT under the Internal Revenue Code, as amended (the “Code”); or (ii) there is any:

•	legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting us;

•	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to us;

•	limitation imposed by federal or state authorities on the extension of credit by lending institutions;

•	commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States, which is material to us; or

•	other event or condition which would have a material adverse effect on us or our stockholders if Shares tendered pursuant to the Offer were purchased.

If we determine to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, we will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, we will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See “The Offer—Extension of Tender Period; Termination; Amendments.”

7.	Purpose of the Offer

We are a Maryland corporation and were incorporated on May 28, 2004 under the name Excelsior LaSalle Property Fund, Inc. On November 14, 2011, we changed our name to Jones Lang LaSalle Income Property Trust, Inc. We were formed to acquire and manage a portfolio of real estate investments that is diversified both by property sector and geographic market. Through a series of private placements, we sold Shares to accredited investors within the meaning of Regulation D promulgated under the Securities Act. Our Shares are not, and are not expected to be, listed for trading on any securities exchange or over-the-counter market. As a result, consistent with our past practice and our current share repurchase plan, we have decided to provide limited liquidity for stockholders by offering to purchase Shares through a tender offer. We have historically provided limited liquidity to our stockholders by offering to purchase Shares through tender offers, pursuant to which we typically expect to offer to repurchase a specific percentage, number or dollar amount of outstanding Shares. We offer to repurchase Shares only to the extent that (i) we have sufficient cash available, consistent with principles of prudent portfolio management, (ii) the offer is consistent with applicable REIT rules and federal securities laws and (iii) the offer would not require us to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Moreover, if our Registration Statement is declared effective by the SEC, we would commence the Proposed Offering of shares of two new classes of common stock, designated as the Class A Shares and the Class M Shares. In connection with the Proposed Offering, we intend to maintain a share repurchase plan applicable to the two new classes of shares that will have less restrictive limitations than our existing share repurchase program, which has been inactive since December 2008. The new share repurchase plan will allow holders of shares of either of the two new classes of stock to have their shares repurchased on a daily basis at a price based on that day’s NAV per share, subject to certain limitations. For example, the repurchase of Class A Shares and Class M Shares would be limited during any calendar quarter to shares whose aggregate value is 5% of the combined NAV of all classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, we would limit repurchases to approximately 20% of our total NAV. In addition, until our total NAV has reached $600 million, repurchases of Class A Shares and Class M Shares, in the aggregate, would be limited to 25% of the gross proceeds received by us from the commencement of the Proposed Offering through the last day of the prior calendar quarter. Your shares would ultimately convert into shares of one of the new classes of stock and would become eligible for repurchase under the new share repurchase plan one year after they have converted to the new class of shares or sooner upon death or disability. As a result, the Proposed Offering generally will not result in any additional liquidity for our current stockholders until at least two years after the Registration Statement has been declared effective by the SEC. Accordingly, we are making this Offer to provide additional liquidity to our current stockholders prior to the Proposed Offering.

8.	Certain Effects of the Offer

The purchase of the Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of stockholders that do not tender their Shares. Assuming the Offer is fully subscribed, the approximately 442,478 Shares that we are offering to purchase represent approximately 11% of the outstanding Shares. Additionally, stockholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future distributions by us from property operations or dispositions or the increased liquidity that our new share repurchase plan may provide to stockholders. The purchase price per Share payable by us to a tendering stockholder may be less than the total amount which might otherwise be received by the stockholder with respect to the Shares at a later date.

The Purchase of the Shares pursuant to the Offer will also have the effect of decreasing our aggregate assets. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline. However, we believe that these risks will be further reduced to the extent new shares are sold pursuant to the Proposed Offering.

Use of Securities Acquired

We currently intend to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued Common Stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

Plans and Proposals

Although no final determination has been made, our board of directors has considered increasing the size of the board from five to seven members. If the board determines to increase the size of the board, pursuant to our charter, the board would elect and appoint the two new directors to fill the vacancies until the next annual stockholder meeting is held. There can be no assurance that our board will determine to increase its size at all. Except as described or incorporated by reference herein, or as may occur in the ordinary course of business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any other change in our present board of directors or management;

•	any other material change in our corporate structure or business;

•	the Shares becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

9.	Source and Amount of Funds

We are offering to purchase up to $25 million in Shares, or 442,478 Shares, and approximately $10,000.00 of additional funds may be required to pay fees and expenses related to the Offer. We have sufficient cash and liquid assets to fund this Offer, and the cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Because we anticipate that the purchase price for any of our Shares acquired pursuant to the Offer will be derived from cash on hand, the Offer is not conditioned upon any financing arrangements.

10.	Certain Information About the Company

We were incorporated under the laws of the State of Maryland on May 28, 2004 and have operated in a manner intended to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2004, when we first elected REIT status. We changed our name from Excelsior LaSalle Property Fund, Inc. to Jones Lang LaSalle Income Property Trust, Inc. on November 14, 2011. We were formed to acquire and manage a portfolio of real estate investments that is diversified both by property sector and geographic market. As part of our investment strategy, we intend to acquire additional properties in the normal course of operations and as a result of the Proposed Offering. As of June 30, 2012 we owned (i) interests in 32 consolidated properties located in ten states and Canada with an investment amount of approximately $802.0 million and (ii) interests in two unconsolidated properties located in two states with an investment amount of approximately $59.6 million.

Executive Officers and Directors of the Company

The names of our executive officers and directors are set forth below. The business address for each such person is: 200 East Randolph Drive, Chicago, Illinois 60601, and the telephone number for each such person is (312) 782-5800.

Name	Position
Lynn C. Thurber	Director, Chairman of the Board
C. Allan Swaringen	Chief Executive Officer and President
Gregory A. Falk	Chief Financial Officer
Gordon G. Repp	General Counsel and Secretary
Thomas F. McDevitt	Independent Director
Virginia G. Breen	Independent Director
Jonathan B. Bulkeley	Independent Director
Peter H. Schaff	Director

Beneficial Ownership of Shares by Directors and Executive Officers

As of August 9, 2012, Mr. Swaringen beneficially owned 435 Shares, which represents less than 1% of the outstanding Shares of our Common Stock based on 5,046,315 Shares outstanding on August 9, 2012. Mr. Swaringen does not intend to tender any Shares in the Offer. Because none of our other executive officers and directors beneficially owned Shares as of August 9, 2012, they will not tender Shares in the Offer.

As of August 9, 2012, LaSalle U.S. Holdings, Inc. (“LUSHI”) beneficially owned 100,000 Shares, or approximately 2% of our Common Stock based on 5,046,315 Shares outstanding on August 9, 2012. Peter Schaff, one of our directors, is one of three directors of LUSHI, which is an affiliate of our advisor. LUSHI’s address is 200 East Randolph Drive, Suite 4400, Chicago, Illinois 60601. LUSHI does not intend to tender any Shares in the Offer.

As of August 9, 2012, Jones Lang LaSalle Co-Investment, Inc. (“Co-Investment”) beneficially owned 3,731 Shares, which represents less than 1% of the outstanding Shares of our Common Stock based on 5,046,315 outstanding on August 9, 2012. Mr. Repp, General Counsel and Secretary of the Company, is an officer of Co-Investment. Co-Investment does not intend to tender any Shares in the Offer.

As of August 8, 2012, LIC II Solstice Holdings, LLC (“LIC Solstice”), an affiliate of our sponsor, beneficially owned 884,956 Shares, or approximately 18% of our Common Stock based on 5,046,315 Shares outstanding on August 9, 2012. Messrs. Schaff, Swaringen and Repp are officers of LIC Solstice. LIC Solstice’s address is 200 East Randolph Drive, Suite 4400, Chicago, Illinois 60601. LIC Solstice does not intend to tender any Shares in the Offer.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, subject to community property laws where applicable and except as noted otherwise, LUSHI, and LIC Solstice have sole voting and investment power with respect to all the Shares they beneficially own.

Securities Transactions

On August 8, 2012, in anticipation of the Offer, LIC Solstice, an affiliate of our sponsor, purchased $50 million in Shares, or 884,956 Shares, for $56.50 per share, our June 30, 2012 NAV per share. The Shares were sold in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder.

In addition, on August 3, 1012, the Company issued 7,002 Shares pursuant to its dividend reinvestment plan.

There have been no other any transactions involving the Shares that were effected during the past 60 business days by us, by any of our executive officers or directors, by any person controlling us, by any executive officer or director of any corporation ultimately in control of us or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, other than as described or incorporated by reference herein.

As of August 9, 2012, there were 5,046,315 Shares outstanding. Assuming the Offer is fully subscribed, 4,603,837 Shares will be outstanding after the Offer is completed.

Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offer, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except to the extent that any such filing or the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 8, 2011;

•	Our Amendment to our Annual Report on Form 10-K/A for the year ended December 31, 2011 filed on April 30, 2012;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed on August 9, 2012;

•	Our Current Reports on Form 8-K filed on January 25, 2012, February 13, 2012, March 16, 2012, June 26, 2012, July 13, 2012 and August 9, 2012; and

•	Our Definitive Proxy Statements on Schedule 14A filed on December 15, 2011 and May 29, 2012.

Any statement contained in any document incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offer. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer.

11.	Additional Information

We have filed an issuer tender offer statement on Schedule TO with the SEC that includes certain additional information relating to the Offer. We intend to supplement and amend the Schedule TO to the extent required to reflect information we may subsequently file with the SEC. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that contains our Schedule TO, reports and other information about us, including our annual, quarterly and current reports, proxy statements and other SEC filings. You may also obtain a copy of our Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents that are not specifically incorporated by reference herein, free of charge by contacting us at the address or telephone number set forth on the first page of this Offer to Purchase.

12.	Certain Federal Income Tax Consequences

To ensure compliance with Internal Revenue Service Circular 230, stockholders are hereby notified that any discussion of tax matters set forth herein was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each stockholder is encouraged to seek advice on such stockholder’s particular circumstances from an independent tax advisor.

The following discussion is a general summary of the federal income tax consequences of a sale of Shares pursuant to the Offer. It does not contain any discussion of state, local or non-U.S. tax consequences. You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary of certain federal income tax consequences applies to you only if you hold Shares as a “capital asset” (generally, property held for investment). Special rules not discussed here may apply to you if you are a broker-dealer or a dealer in securities or currencies, an S corporation, a partnership or other pass-through entity, a bank, thrift or other financial institution, a regulated investment company or a REIT, an insurance company, a tax-exempt organization, a person that is not a U.S. stockholder as defined below, subject to the alternative minimum tax provisions of the Code, holding Shares as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction, holding Shares through a partnership or other pass-through entity, or a U.S. person whose “functional currency” is not the U.S. dollar. If a partnership, including any entity that is treated as a partnership for federal tax purposes, holds Shares, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.

This summary is for general information purposes only and is not tax advice. You are advised to consult your tax advisor regarding the federal, state, local and non-U.S. tax consequences of tendering Shares.

The balance of this summary applies only to U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a beneficial owner of Shares that for federal income tax purposes is a citizen or resident of the United States, a corporation (including an entity treated as a corporation for federal tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia), an estate, the income of which is subject to federal income taxation regardless of its source, or a trust if either a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person.

A U.S. stockholder’s sale of Shares pursuant to the Offer will be treated as a taxable sale or exchange if such sale (1) is “substantially disproportionate” with respect to the U.S. stockholder, (2) results in a “complete termination” of the U.S. stockholder’s interest in Shares or (3) is “not essentially equivalent to a dividend” with respect to the U.S. stockholder, all within the meaning of applicable provisions of the Code. In determining whether any of these tests have been met, Shares considered to be owned by a U.S. stockholder by reason of certain constructive ownership rules, as well as shares actually owned, must generally be taken into account. U.S. stockholders are encouraged to consult with their own tax advisors regarding whether Shares of such U.S. stockholder accepted pursuant to the Offer will be treated as sold or exchanged for federal income tax purposes.

If the receipt of cash by a U.S. stockholder in exchange for the tender of Shares pursuant to the Offer meets any of the above three tests, the U.S. stockholder will recognize capital gain or loss equal to the difference between (1) the amount of cash received by the U.S. stockholder for such Shares and (2) the U.S. stockholder’s “adjusted tax basis” for such Shares at the time of the sale. Generally, a U.S. stockholder’s adjusted tax basis for the Shares will be equal to the cost of the Shares to the U.S. stockholder, reduced by the portion of all prior distributions with respect to such U.S. stockholder’s Shares that were not treated as dividends for federal income tax purposes (i.e., return of capital distributions). This gain or loss will be characterized as long-term capital gain or loss if the U.S. stockholder held the Shares that were sold for more than one year as of the date we are treated as purchasing the Shares. A U.S. stockholder’s ability to deduct capital losses may be limited. A U.S. stockholder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) we purchase from the U.S. stockholder under the Offer.

An exchange of Shares that does not qualify as a sale or exchange under the tests described above will be treated as a distribution with respect to Shares that is taxed in the same manner as regular distributions (i.e., ordinary dividend income to the extent paid out of current or accumulated earnings and profits unless properly designated as a capital gain dividend).

Provided that no tendering stockholder is treated as receiving a dividend as a result of the Offer, stockholders whose percentage ownership of our Company increases as a result of the Offer will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of our Company increases as a result of the tender, including stockholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of our Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Information returns will generally be filed with the IRS in connection with of the gross proceeds payable to a stockholder pursuant to the Offer. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to the depositary, a U.S. stockholder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to the depositary a completed Form W-9 (or substitute form), which can be obtained from the depositary or from www.irs.gov. Certain stockholders (including, among others, all corporations and certain non-U.S. foreign individuals who provide an IRS Form W-8BEN) are not subject to these backup withholding and reporting requirements. The amount of any backup withholding from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund.

Effective January 1, 2011, new federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. These rules generally apply to all Shares purchased on or after January 1, 2011 (2012 in the case of shares acquired in connection with a “distribution reinvestment plan”). More specifically, upon the transfer or redemption of any Shares subject to the new reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the holder and to the IRS on Form 1099-B.

In connection with the transfer of Shares pursuant to this Offer, stockholders may identify by lot the Shares that are purchased, but stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. Holders should consult their tax advisors regarding the consequences of the new information reporting rules.

13.	Extension of Tender Period; Termination; Amendments

We reserve the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time and will disclose the approximate number of relevant Shares tendered as of that date. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. We also reserve the right, at any time and from time to time up to and including the Expiration Time, to (i) terminate the Offer in accordance with the conditions specified in “The Offer—Conditions of the Offer” and not to purchase or pay for any Shares, and (ii) amend the Offer in any respect, including but not limited to, amending the number of Shares subject to the Offer. If a material change is made to the terms of the Offer, we will promptly make a public announcement of any such change and extend the Offer if necessary. Without limiting the manner in which we may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.

14.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, we reserve the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe such exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any state law deemed applicable to the Offer.

No persons have been employed, retained or are to be compensated by us to make solicitations or recommendations in connection with the Offer.

Stockholders will not be required to pay any fees or commissions in connection with the tender and repurchase of their Shares.

Neither we nor our board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering its Shares. Stockholders must make their own decisions whether to tender their Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by us.